SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 21, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b) (1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b) (7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)       The Press Release issued on November 21, 2008.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 21 November, 2008
ING announces agreement with Dutch consumer organisations on universal life cost charges
ING announced today that Nationale-Nederlanden and its other Dutch insurance subsidiaries reached agreements with the Stichting Verliespolis and Stichting WPC and their related consumer organisations to resolve a dispute regarding the cost charges related to individual universal life insurance products (“particuliere beleggingsverzekeringen”) sold to customers in the Netherlands. The agreement is in line with an arrangement that was previously reached by another company in the Dutch insurance sector.
Under the terms of the agreement, ING’s Dutch insurance subsidiaries will offer compensation to policyholders where individual universal life policies have a cost charge in excess of an agreed maximum.
The costs of the settlement have been valued at EUR 365 million. As adequate provisions were established in the fourth quarter of 2007 and the second quarter of 2008, ING expects no material impact to results in the fourth quarter of 2008. The class action that was launched against Nationale-Nederlanden NV will be terminated subject to a positive outcome of a consultation of relevant policy holders.
Press enquiries
Nanne Bos
ING Group
+31 20 5416516
+31 6 1506 6277
nanne.bos@ing.com
Profile ING
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 130,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/H. van Barneveld

H. van Barneveld
General Manager Group Finance & Control

By:	/s/W.A. Brouwer

W.A. Brouwer
Assistant General Counsel
Dated: November 21, 2008